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October 23, 2007

BY HAND

SUPPL


SEC MAIL
RECEIVED
PROCESSING
OCT 24 2007
WASH. D.C.
209
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE.
Washington, D.C. 20549

Mail Stop: Rm 3628

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Amendment to Application Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No: 82-3950 and in connection with the electronic publishing of the information required under Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), we are furnishing this amendment to the Company's application for an exemption from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

The Company has informed us that henceforth the Company will undertake to post the documents and materials required to be submitted in accordance with Rule 12g3-2(b) in English on its Internet web site available at the following web site address:

www.lenovo.com/hk/publication

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Jake Molland

JM
cc: Lenovo Group Limited

END